UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2021
Commission File Number: 001-39071
ADC Therapeutics SA
(Exact name of registrant as specified in its charter)
Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA

	By:	/s/ Jennifer Creel
	Name:	Jennifer Creel
	Title:	Chief Financial Officer

Date: May 6, 2021

EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited IFRS Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release dated May 6, 2021
99.4	Amended Articles of Association of ADC Therapeutics SA
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)